Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-227229 on Form S-3 and Registration Statement No. 333-219982 on Form S-8 of our report dated February 23, 2018, relating to the 2017 and 2016 consolidated and combined financial statements and financial statement schedule of Venator Materials PLC  and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocations of direct and indirect corporate expenses from Huntsman Corporation prior to separation as described in Note 1) appearing in this Annual Report on Form 10-K of Venator Materials PLC for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 20, 2019